Exhibit 99.5

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto Finance (USA) Limited prices US$2 billion of fixed rate bonds

15 September 2011

Rio Tinto has priced US$500 million of five-year, US$1.15 billion of 10-year and US$350 million of 30-year SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) Limited and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.

The five-year notes pay a coupon of 2.25 per cent and will mature on 20 September 2016.

The 10-year notes pay a coupon of 3.75 per cent and will mature on 20 September 2021.

The 30-year notes mature on 2 November 2040 and constitute a further issuance of the US$500 million 5.20 per cent notes due 2040 that were issued on 2 November 2010 and the US$300 million 5.20 per cent notes due 2040 that were issued on 20 May 2011. Upon issuance of the bonds, US$1.15 billion of the 5.20 per cent notes due 2040 will be outstanding.

Barclays Capital Inc., BNP Paribas Securities Corp., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and SG Americas Securities, LLC acted as Joint Bookrunners.

A copy of the prospectus relating to the offering of the fixed rate bonds can be obtained from the Company at the registered address above, any underwriter or any dealer participating in the offering (Barclays Capital Inc., toll-free 1-888-603-5847, BNP Paribas Securities Corp., toll-free 1-800-854-5674, Morgan Stanley & Co. LLC, toll-free 1-866- 718-1649, Citigroup Global Markets Inc., toll-free 1-877-858-5407, HSBC Securities (USA) Inc., toll-free 1-866-811-8049 and SG Americas Securities, LLC, toll-free 1-855- 881-2108).

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media